UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

October 5, 2016

Commission File Number 1-14728

LATAM Airlines Group S.A.

(Translation of Registrant’s Name Into English)

Presidente Riesco 5711, 20th floor

Las Condes

Santiago, Chile

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

MATERIAL FACT

LATAM Airlines Group S.A

REGISTRATION OF SECURITIES N° 306

Santiago, October 5th, 2016

Mr. Carlos Pavez Tolosa

Commissioner

Securities and Insurance Commission

Av. Libertador Bernardo O´Higgins 1449

Present

Dear Commissioner:

In accordance with Articles 9 and 10 of the law N° 18.045, of the Securities Market, and pursuant to General Regulation N° 30 of the Commissioner, the undersigned, duly authorized, reports as Material Fact, that on this date:

(a)	LATAM Airlines Group S.A. (“LATAM” or the “Company”), has announced its intention to issue and place in the international market, long term unsecured notes pursuant to Rule 144-A and Regulation S of the securities laws of the United States of America (“Bonds 144-A” or the “Issuance”);

(b)	In order to carry out the Issuance a special investment vehicle has been established and denominated Latam Finance Limited (“LATAM Finance”), in the Cayman Islands, whose ownership corresponds 100% to LATAM, who will be the issuer of Bonds 144-A and those obligations assumed under the Issuance, will be guaranteed by LATAM, all of which has been duly approved by the Board of Directors of the Company.

(c)	Citigroup Global Markets Inc. (the “Offeror”), under a tender offer statement in English of this same date called Offer to Purchase (the “Offer”) and in turn, representing LATAM Finance, TAM Capital Inc. (“TK”) and TAM Capital 3 Inc. (“TK3”) – the latter two subsidiaries of TAM S.A., duly organized and existing under the laws of the Cayman Islands, – has announced the repurchase, exchange and partial redemption of a portion to be determined of the remaining bonds of TAM Capital Inc. (“TK”) and TAM Capital 3 Inc. (“TK3”) (“Intermediated Tender Offer”), which were placed in the market individually according to: (i) TK in the year 2007 at a rate of 7.375% in the amount of US$300.000.000 with original maturity in the year 2017 (“TAM 2017”), and (ii) TK3 in the year 2011, at a rate of 8.375% in the amount of US$500.000.000 with original maturity in the year 2021 (“TAM 2021”). Both issuances were made under Rule 144-A and Regulation S under the securities laws of the United States of America.

It is the intention of the Offeror that all TAM 2021 and TAM 2017 notes it acquires under said Offer will be exchanged by the Offeror with LATAM Finance, for a portion of the Bonds 144-A issued and placed by LATAM Finance under the Issuance. Therefore, the placement of Bonds 144-A shall be: (i) to finance in part the repurchase, exchange and partial redemption of TAM 2021 and TAM 2017 notes; and (ii) in the event that there are remnants, to finance other general corporate purposes.

This offer for the repurchase, exchange and partial redemption of TAM 2021 and TAM 2017 notes will take place in stages, the TAM 2021 notes first, in a certain amount to be defined by the Company, and then, following the outcome of the Issuance, proceed with the TAM 2017 notes in an amount to be defined by the Company.

In conformity with the provision of Circular N°988 of the Securities and Insurance Commission, we inform you that at this stage it is not possible to quantify the effect this operation will have on the results of LATAM, in the event that it materializes.

Finally, it is noted that LATAM Airlines Group S.A. will disseminate information of market interest, the communications attached to this Material Fact, in order to provide further background regarding the operations related to the issuance of Bonds 144-A and the repurchase, exchange and partial redemption of TAM 2021 and TAM 2017 notes, and will be distributed in the relevant markets in which such operations will take place.

Sincerely,

LATAM Airlines Group S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 5, 2016	LATAM AIRLINES GROUP S.A.

	By:	/s/ Enrique Cueto
	Name:	Enrique Cueto
	Title:	Latam Airlines Group CEO